Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS

of

TELESAT CORPORATION

(the “Company”)

June 3, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.	The election of the following Directors:
	(a) Michael Boychuk	CARRIED	47,065,688	378,951
	(b) Jane Craighead	CARRIED	46,234,918	1,209,721
	(c) Richard Fadden	CARRIED	47,326,278	112,361
	(d) Daniel S. Goldberg	CARRIED	47,325,708	118,931
	(e) Henry (Hank) Intven	CARRIED	46,632,946	811,693
	(f) David Morin	CARRIED	47,121,302	323,337
	(g) Dr. Mark H. Rachesky	CARRIED	46,122,864	1,321,775
	(h) Guthrie Stewart	CARRIED	46,230,246	1,214,393
	(i) Michael B. Targoff	CARRIED	47,326,802	117,837
	(j) Janet Yeung	CARRIED	47,325,092	119,547

2.	Appointment of Deloitte LLP, Chartered Professional Accountants, as auditor of the Company and authorizing the directors of the Company to fix their remuneration	CARRIED	49,493,437	81,972